EXHIBIT B
TransAtlantic Petroleum Corp.
Announces Change in Strategy and Capital Infusion
(all amounts in U.S. Dollars)
FOR IMMEDIATE RELEASE
Calgary, Alberta (August 27, 2008) — TransAtlantic Petroleum Corp. (TSX: TNP) announced today that it is changing its operating strategy from a prospect generator to a vertically integrated project developer. To execute this new strategy, the Company has agreed in principle to acquire Longe Energy Limited (“Longe”), an entity associated with the Company’s Chairman, N. Malone Mitchell 3rd, in conjunction with a private placement that will raise cash proceeds of $42.5 million.
In April, the Company completed a private placement of common shares to persons associated with Mr. Mitchell. At the same time, Longe became a partner in the Company’s licenses in Morocco. To reduce its cost structure and ensure the availability of equipment, Longe began acquiring oil field service equipment, including drilling rigs, for use in Morocco. Longe believed this vertically integrated approach would allow it to significantly reduce its costs over the long term and control the timing of development.
After recent discussions between Longe and the Company’s management, the Board of Directors of the Company determined that it would be in the best interests of the Company to adopt this strategy of being a vertically integrated project developer and therefore acquire Longe. The new approach requires more capital than prospect generation; however, overall costs, as compared to the traditional “E&P model” of contracting for oil field services at retail rates, are considerably lower, particularly in foreign countries where contractor costs are very high. Accordingly, the Company determined that the acquisition of Longe and the raising of additional capital would be necessary in order to implement the new strategy and to fulfill existing drilling commitments.
Mr. Mitchell added, “I am pleased to consolidate the international oil and gas operations of Longe with TransAtlantic, which confirms my commitment as TransAtlantic’s major shareholder to provide both capital and operational expertise to facilitate the expansion of the Company.”
The Company proposes to acquire 100% of the shares of Longe in return for the issuance of approximately 39.6 million common shares, valued at $1.20 per share, and 10 million common share purchase warrants. The common share purchase warrants will be exercisable for three years from the date of issuance and will entitle the holder to purchase one common share for each warrant at an exercise price of $3.00 per share. At the time of closing, the Company expects Longe to have a cost basis of approximately $10.1 million in its interests in the Company’s Moroccan properties, approximately $34.5 million in equipment including four drilling rigs and tubulars, and up to $2.9 million in cash. Concurrently, and conditioned upon shareholder approval of the Longe acquisition, the Company will issue approximately 35.4 million common shares at a price of $1.20 per share in a private placement with Mr. Mitchell and associated persons, resulting in cash proceeds of $42.5 million.
A Special Committee of disinterested members of the Company’s Board of Directors has been formed to evaluate and approve the transactions. The Special Committee has retained independent legal counsel and an independent third party to conduct a formal valuation of Longe and to assess the fairness of the transactions. The private placement and the acquisition of Longe are subject to final negotiation of definitive agreements, the approval of the Special Committee, the approval of the Toronto Stock Exchange, the approval of a majority of disinterested shareholders and other customary closing conditions. The Company expects to consummate the transactions following approval at a special meeting of the Company’s shareholders to be scheduled for early November. Following the closing, the Company will have approximately 155 million common shares outstanding, of which Mr. Mitchell and the participants in the May 2008 private placement will own or control approximately 70%.
Following the acquisition of Longe and the closing of the private placement, the Company expects to have sufficient cash on hand to embark on a proposed ten-well drilling program in Morocco, Romania, and Turkey, as well as to acquire additional equipment needed for the

Company’s planned service operations. In addition, Longfellow Energy, LP, Longe’s parent company, will continue to provide its $25 million guarantee of the Company’s and Longe’s commitments under the newly acquired Ouezzane-Tissa and Asilah exploration permits in Morocco.
Upon completion of the announced transactions, the Company will have a unique niche in the international arena; ownership of its own drilling rigs and services will enable the Company to significantly lower drilling and operating costs over the long term and control timing for development of its properties, thereby providing a competitive advantage. In addition, the acquisition of the four drilling rigs will allow the Company to achieve operational capabilities in each country in which it operates, as two rigs will mobilize to Morocco, one to Romania and one to Turkey. Further, the acquisition of Longe’s interests in the Company’s Moroccan licenses will consolidate the Company’s exploration opportunities in Morocco. Following the acquisition of Longe, the Company will control over 2.5 million net exploration acres (10,158 sq. km.) in Morocco (4.2 million gross exploration acres or 17,080 sq. km.). The acquisition will also expand the Company’s opportunity to increase acreage in each country by drilling to earn interests in existing third party licenses. When the rigs and equipment are not operating on the Company’s properties, the Company expects to contract them out, creating additional opportunities for the Company.
TransAtlantic Petroleum Corp. is engaged in the exploration and development of crude oil and natural gas properties in Morocco, Turkey and Romania. Common shares of the Company are listed on the Toronto Stock Exchange under the symbol “TNP.”
(NO STOCK EXCHANGE, SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.)

Contacts:
Scott C. Larsen, President
Phone:	(214) 220-4323
Internet:	http://www.tapcor.com
Address:	5910 N. Central Expressway, Suite 1755
Dallas, Texas 75206
This news release contains statements concerning drilling plans, plans to raise capital, plans to acquire a company, plans to change the Company’s operating strategy, as well as other expectations, plans, goals, objectives, assumptions, information or statements about future events, conditions, results of operations or performance that may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, oil and gas prices remaining relatively consistent with their current prices, access to the fields, availability of drilling rigs and other equipment, obtaining drilling success consistent with expectations, stock exchange, shareholder and regulatory approvals being obtained and estimated timelines being met and the actual costs being consistent with estimated costs.
Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties include but are not limited to the political stability of the countries in which the Company operates, reliance on those countries’ current hydrocarbon and tax laws and regulations, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geological data, competition, reduced availability of drilling and other well services, volatility of oil and gas prices, fluctuations in currency and interest rates, the Company’s ability to access external sources of debt and equity capital, imprecision in estimating the timing and costs of drilling and development, the Company’s ability to secure adequate product transportation, changes in environmental and other regulations or the interpretation of such regulations, the ability to obtain necessary stock exchange, shareholder and regulatory approvals, satisfaction of closing conditions, weather and general economic and business conditions.
The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.